UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Netshoes Limited Reports Third Quarter 2017 Results

Gross Merchandise Volume up 15.4% year-over-year, or 17.0% on an FX neutral basis, to R$609.5 million

Net sales growth of 7.3% year-over-year, or 8.8% on an FX neutral basis, to R$444.6 million

São Paulo, Brazil – November 13th, 2017 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), Latin America’s leading online retailer of sporting and lifestyle goods, today reported unaudited consolidated financial results for the three and nine-month periods ending September 30, 2017. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

Marcio Kumruian, Founder and CEO of Netshoes, commented:

Through September, we continued to deliver Gross Merchandising Volume (GMV) growth combined with an expansion of our market leading position in sporting goods, while continuing to scale in fashion and beauty. As we benefit from continued growth in e-commerce sales in the countries and verticals we operate in, we are simultaneously increasing our addressable market and building the foundation for long-term growth by improving the business mix among the Company ’s strategic pillars - 1P, private label and marketplace operations. These activities will generate additional operating leverage as we gain scale.

Consolidated group GMV in 3Q-2017 increased by 17.0% (FX neutral basis), resulting in a 23.4% (FX neutral basis) growth in the nine months period ended September 30, 2017 on top of a resilient growth rate posted in 2016. This result reflects expanded market share and an increase in our customer base. In the 3Q-2017, the number of registered members increased 21.2% year-over-year (YoY) and our active customer base expanded 18.5%, despite lighter revenues. Importantly, we continue to be at the forefront of the mobile opportunity with 46.7% of orders placed from mobile devices, up from 33.5% in 3Q-2016, resulting in greater customer loyalty and purchase frequency.

In Brazil, Netshoes and Zattini’s stores continued to show growth in 3Q-2017, fueled by (i) the robust performance of marketplace GMV – 419% growth YoY, reaching R$53.0 million or a 9.7% penetration over total GMV in Brazil (up from 2.2% penetration in 3Q-2016) and (ii) strong sales of private label products, which reached 11.0% of net sales in Brazil. The sporting goods category recorded a GMV growth of 15.7%, while Zattini’s fashion and beauty category increased 51.9% on top of a strong growth rate in 2016.

In addition to these categories, we operate a B2B initiative in Brazil - mainly related to nutritional products – which represented 2.6% of the Brazilian operation GMV in 3Q-2017. Due to the adverse results in our B2B business that negatively impacted the Company’s results, our management decided to substantially reduce the scale of the B2B business, while focusing on improving the segment’s economics, working capital dynamics and overall business model. Within this context, we extended payment terms to some B2B clients that we believe have good sales prospects, and took the decision to conservatively record a portion of our B2B accounts receivables as provision for allowance of doubtful accounts. The impact on consolidated results for the quarter was R$14.7 million (3.3% of net sales). Our management team is now focused on finalizing the necessary steps to develop improved controls in order to achieve better economics in what we believe is a strong business opportunity. Excluding the B2B business, GMV in Brazil on an FX neutral basis was up 20.6% over 3Q-2016 and up 21.8% in the accumulated nine months period of 2017.

Consolidated Net Sales in 3Q-2017 increased 8.8% YoY on an FX neutral basis due to the significant increase in marketplace penetration and the negative impact of the B2B business resulting from lower sales and additional returns recorded during the quarter: Excluding the B2B business, Net Sales increased by 11.7% YoY in 3Q-2017 (13.3% on an FX neutral basis), leading to a 12.8% YoY growth for the nine months period (15.5% on an FX neutral basis).

During the last twelve months, relevant improvements were made in our working capital cycle. We remain on target to achieve further improvements as we (i) work towards our goal to achieve a 90 to 100 days inventory level in 2018 and (ii) make additional changes to our client installment payment policy during the coming quarters.

We are pleased with the development of our business as we build one of Latin America’s most important digital consumer platforms. We are maintaining a good growth rate on our categories through strong and accelerated customer metrics, while consolidating our leadership in the sporting goods category and moving fast in developing the correct environment for fashion. The rapid development of our high-quality marketplace operation, now being complemented by Netshoes Deliveries, shows that we are on the right track to help our vendors and partners in achieving excellence in the service they provide to our customers, keeping a very high customer satisfaction index. We are also investing a great part of our time and energy in our private label assortment to offer better products to our customers every month, more importantly, always respecting our partners.

As a tech Company, we are focused on increasing the customization, doing everything in our power to achieve maximum efficiency and boost the customer service perception. For example, we offer customers the option of collecting their purchases from almost 7 thousand pick up points in an innovative partnership with Correios.

Important to highlight that we are now heading towards the most important quarter of the year, the fourth quarter, when historically we recorded an average of 35% of our total sales with relevant effects to profitability. The Company has prepared itself for a great Black November campaign and year-end sales.

Finally, we are building a solid tech platform, which is more complete, customized and robust every year. Our expectations for the long-term are optimistic and remain unchanged.

Operating and Financial Highlights

			Change %				Change %
Operating Data	3Q-2016	3Q-2017	YoY	YoY FX Neutral	9M-2016	9M-2017	YoY	YoY FX Neutral
Registered Members (in millions)	17.3	20.9	21.2%	—	17.3	20.9	21.2%	—
Active Customers (in millions)	5.2	6.2	18.5%	—	5.2	6.2	18.5%	—
Invoiced Orders Placed by Repeat Customers %	74.6%	76.5%	+1.9p.p.	—	74.5%	76.2%	+1.7p.p.	—
Orders Placed from Mobile Device %	33.5%	46.7%	+13.2p.p.	—	42.4%	43.7	+1.3p.p.	—
Invoiced Orders (in thousands)	2,415.4	2,894.7	19.8%	—	6,773.0	8,256.4	21.9%	—
Average Basket Size (in R$)	207.3	205.6	-0.8%	0.6%	209.4	205.4	-1.9%	0.5%
GMV (in millions)(1)	528.0	609.5	15.4%	17.0%	1,468.4	1,771.4	20.6%	23.4%
Marketplace GMV (as % of total GMV)	1.9%	8.7%	+6.8p.p.	—	0.9%	6.9%	+5.9p.p.	—

			Change %				Change %
Financial Data (In R$ Millions)	3Q-2016	3Q-2017	YoY	YoY FX Neutral	9M-2016	9M-2017	YoY	YoY FX Neutral
Net Sales	414.2	444.6	7.3%	8.8%	1,163.8	1,302.2	11.9%	14.5%
Net Sales—Brazil	370.3	397.0	7.2%	—	1,028.2	1,160.0	12.8%	—
Net Sales—International	43.9	47.7	8.5%	22.2%	135.6	142.2	4.9%	27.0%
Gross Margin %	33.2%	32.2%	-1.0p.p.	—	33.0%	32.7%	-0.3p.p.	—
EBITDA Margin %	-0.6%	-4.6%	-4.1p.p.	—	-4.4%	-2.0%	+2.3p.p.	—

(1)	For a reconciliation of net sales to GMV, see page 10 below.

Operating Highlights

➣	Consistent growth in customer metrics, with registered members reaching 20.9 million in 3Q-2017 (+21.2% YoY) and active customers reaching 6.2 million (+18.5% YoY). During the quarter, invoiced orders from repeat customers represented 76.5% of total orders, a 1.9 p.p. increase YoY.

➣	Continued migration of consumer purchasing habits to mobile devices, with 46.7% of total orders placed from mobile devices in 3Q-2017, an 13.2 p.p. increase over 3Q-2016.

➣	Total marketplace GMV in 3Q-2017 was R$53.0 million, up 419% over same period last year, and accounted for 9.7% of GMV in Brazil (8.7% of total GMV). As of September 30, 2017, total vendor base was comprised of 660 vendors, an increase of 452 qualified third-party B2C vendors when compared to 3Q-2016 and 155 vendors higher than 2Q-2017 (+31%). The Company keeps a rigorous control over customer satisfaction, contributing to the maintenance of the best in class NPS score.

➣	The Company’s private label collection, white label brands and licensing products continues to grow as a proportion of net sales, reflecting increased sales of the existing portfolio and new products. Sales for these categories represented 9.8% of net sales in 3Q-2017 (11.0% in Brazil), equating to a 2.4 p.p. increase YoY. Management sees an exciting opportunity to further develop the assortment of private label products as we further evaluate its potential in fashion in 2018.

➣	GMV in 3Q-2017 increased 15.4% YoY (+17.0% on an FX neutral basis) to R$609.5 million, mainly driven by a 19.8% increase in the number of invoiced orders, partially offset by lower B2B sales. Excluding B2B business, GMV was up 18.9% YoY (+20.6% on an FX neutral basis). GMV for 9M-2017 was R$1,771.4 million, representing a 20.6% YoY increase on top of a strong growth rate recorded in 2016 (+23.4% on an FX neutral basis).

➣	Netshoes (sporting goods) in Brazil recorded accelerated and above sector average growth for the fourth consecutive quarter, with 15.7% GMV growth YoY in 3Q-2017.

➣	Zattini’s fashion and beauty category GMV increased 51.9% on top of a strong growth rate in 2016. Also, Zattini continues to increase its addressable market through the addition of new categories. In September 2017, it began selling toys through marketplace, partnering with Ri-Happy in Brazil.

➣	During the quarter, further improvements were made to enhance the customer experience while also streamlining operations. This was accomplished by implementing an integrated IT sales platform. Zattini is already operating under the new platform.

➣	Customers in Brazil now have the option to pick up their orders in one of the approximately seven thousand Correios branches. This initiative gives customers more delivery options to choose from.

➣	Also, Marketplace vendors now have at their disposal the services of Netshoes’ couriers. This initiative should improve client conversion rates as it helps vendors to reduce logistics costs and delivery time, improving economics and the customer experience.

Financial Highlights

➣	Consolidated Net Sales were R$444.6 million in 3Q-2017, a 7.3% increase YoY (+8.8% on an FX neutral basis). Sales were negatively impacted by an additional R$7.1 million in returns recorded in the B2B business, and lower B2B sales as Management implements the corrective actions to rebalance inventories in the different sales channels. Excluding B2B business, Net Sales grew 11.7% or 13.3% on a FX neutral basis in 3Q-2017. In 9M-2017, Net Sales amounted to R$1,302.2 million, representing an 11.9% increase YoY (+14.5% on an FX neutral basis). Excluding B2B business, Net Sales increased by 12.8% during the period or 15.5% on a FX neutral basis.

➣	The Brazilian operation’s Net Sales increased 7.2% YoY to R$397.0 million, or 12.1% excluding the B2B business. The International operation posted Net Sales growth of 8.5% on an as reported basis and 22.2% on an FX neutral basis. In 9M-2017, Net Sales in Brazil amounted to R$1,160.0 million (+12.8% YoY) and R$142.2 million in the international operation (+4.9% YoY and +27.0% YoY on an FX neutral basis).

➣	Gross profit totaled R$143.2 million (32.2% gross margin) in 3Q-2017, compared to R$137.5 million (33.2% gross margin) in 3Q-2016. The positive margin contribution from marketplace and the private label business as well as additional shipping revenues, which together contributed to a 2.3p.p. margin expansion in 3Q-2017, was offset by select product discounting initiatives resulting from a warmer winter season in Brazil and lower tax benefits due to the change in the online retail taxation regime during 2016 in Brazil. Gross profit amounted to R$425.8 million in 9M-2017 (32.7% gross margin) compared to R$384.6 million in 9M-2016 (33.0% gross margin).

➣	Adjusted Selling and Marketing Expenses were R$131.1 million (29.5% of net sales) in 3Q-2017, up 22.7% compared to R$106.8 million in 3Q-2016 (25.8% of net sales). This YoY increase was primarily driven by the R$14.7 million recorded as a provision for allowance of doubtful accounts of the B2B accounts receivable as a result of the business extended payment terms to clients. In 9M-2017, Adjusted Selling and Marketing Expenses amounted to R$351.6 million (27.0% of net sales) compared with R$313.0 million (26.9% of net sales) recorded in 9M-2016.

➣	Adjusted General and Administrative Expenses were R$33.0 million (7.4% of net sales) in 3Q-2017, compared to R$38.4 million in 3Q-2016 (9.3% of net sales), representing a 1.8 p.p. improvement YoY due to expense reduction initiatives and operating leverage. Adjusted General and Administrative Expenses in 9M-2017 amounted to R$94.0 million (7.2% of net sales), a 3.0 p.p. improvement compared to the R$119.1 million (10.2% of net sales) recorded in 9M-2016.

➣	Consolidated EBITDA was negative R$20.7 million (-4.6% of net sales) in 3Q-2017, compared to negative R$2.3 million (-0.6% of net sales) in 3Q-2016. As mentioned, in the quarter EBITDA was further impacted by the provision related to the B2B business in the amount of R$14.7 million. Excluding this effect, EBITDA in 3Q-2017 would have been negative R$5.9 million (-1.3% of net sales). EBITDA for 9M-2017 amounted to negative R$26.5 million (-2.0% of net sales), compared to a negative R$50.7 million (-4.4% of net sales) for the same period last year, an improvement of 2.3 p.p. Excluding the effects in 1Q-2017[1] and the already mentioned provision recorded in 3Q-2017, EBITDA for 9M-2017 would have been negative R$34.7 million (-2.7% of net sales), representing a 1.7 p.p. margin improvement over 9M-2016.

➣	EBITDA for the Brazilian operation (“EBITDA Brazil”) was negative R$8.4 million in 3Q-2017, compared with R$7.0 million for the same period last year. The EBITDA margin was -2.1% in 3Q-2017, compared with 1.9% in 3Q-2016. Excluding the B2B business negative effects, EBITDA for the 3Q-2017 would have been R$6.3 million (1.6% of net sales). EBITDA Brazil for 9M-2017 was R$10.6 million (0.9% of net sales), compared to negative R$15.3 million (-1.5% of net sales) for the same period last year, an improvement of 2.4 p.p. Excluding the effects in 1Q-2017¹ and the B2B provision effect in 3Q-2017, EBITDA for the 9M-2017 would have been R$2.3 million (0.2% of net sales), representing a 1.7 p.p. margin improvement over 9M-2016.

➣	EBITDA for the International operations (“EBITDA International”) was negative R$8.6 million (-18.1% EBITDA margin) in 3Q-2017, down 1.0 p.p. over 3Q-2016. EBITDA International for 9M-2017 was negative R$29.2 million (-20.5% of net sales), compared to negative R$29.1 million (-21.5% of net sales) for the same period last year, representing a 1.0 p.p. margin improvement.

➣	Net loss of R$47.8 million (-10.7% net margin) in 3Q-2017, compared to a net loss of R$30.3 million in 3Q-2016 (-7.3% net margin), representing a 3.4 p.p. margin decrease mainly due to the above-mentioned effects. In 9M-2017, Net loss was negative R$120.6 million (-9.3% net margin), a 1.5 p.p. margin improvement when compared with a net loss of R$125.6 million (-10.8% net margin) recorded in 9M-2016. Excluding the effects in 1Q-2017[1] and the B2B provision for doubtful accounts recorded in 3Q-2017, Net loss would have been negative R$33.0 million in 3Q-2017 and negative R$128.9 million in 9M-2017.

Subsequent Events

➣	New Chief Business Transformation Officer (CBTO): In October 2017 Gabriela Garcia joined Netshoes with the mandate to lead the internal cultural transformation and support the successful execution of the Company’s short-term improvements and long-term value and strategy. She has the responsibility of aligning and leading the organization and its human resources, taking accountability for change and ensuring the organization delivers results quickly and with suitably high ambition. With a strong cross-functional background, Gabriela has over 20 years of multi-skilled experience working with companies such as McKinsey & Company and Hypermarcas, where she led M&A and integration teams in over 20 M&A transaction. Gabriela holds a degree in industrial engineering from Universidade of São Paulo (USP) and an MBA from Harvard Business School.

➣	As previously mentioned, in July 2017 the Company contracted a special credit line with FINEP totaling R$79.7 million to finance future technology research and development initiatives. FINEP is a Brazilian state-owned institution dedicated to promoting the country’s development in science, technology and innovation. This credit line has more favorable market terms and conditions when compared to traditional bank financing. The first tranche of R$25.8 million was received in October 2017 and the subsequent tranches will be disbursed according to the Company’s progress on specified projects. The proceeds will be amortized over nine years.

[1]	R$10.1 million positive effect on cost of sales relative to VAT tax credits and R$12.9 million positive effect under personnel expenses related to adjustments in the Company’s stock option plan, both effects registered in 1Q-2017.

Financial and Operating Performance

			Change%				Change%
Consolidated P&L (In R$ Millions)	3Q-2016	3Q-2017	YoY	FX Neutral	9M-2016	9M-2017	YoY	FX Neutral
GMV ¹	528.0	609.5	15.4%	17.0%	1,468.4	1,771.4	20.6%	23.4%
Net Sales – Brazil	370.3	397.0	7.2%		1,028.2	1,160.0	12.8%
Net Sales – International	43.9	47.7	8.5%	22.2%	135.6	142.2	4.9%	27.0%

Net Sales	414.2	444.6	7.3%	8.8%	1,163.8	1,302.2	11.9%	14.5%

Cost of Sales	(276.8)	(301.4)	8.9%		(779.1)	(876.4)	12.5%
Gross Profit	137.5	143.2	4.2%		384.6	425.8	10.7%
% Gross Margin	33.2%	32.2%	-1.0p.p.		33.0%	32.7%	-0.3p.p.
Adjusted Operating Expenses	(139.8)	(163.9)	17.2%		(435.3)	(452.3)	3.9%
% of Sales	-33.7%	-36.9%	3.1p.p.		-37.4%	-34.7%	-2.7p.p.
Adjusted Selling and Marketing Expenses ²	(106.8)	(131.1)	22.7%		(313.0)	(351.6)	12.3%
% of Sales	-25.8%	-29.5%	3.7p.p.		-26.9%	-27.0%	0.1p.p.
Adjusted General and Administrative Expenses ²	(38.4)	(33.0)	-14.0%		(119.1)	(94.0)	-21.1%
% of Sales	-9.3%	-7.4%	-1.8p.p.		-10.2%	-7.2%	-3.0p.p.
Other Operating Expenses	(0.6)	(1.1)	67.0%		(4.0)	(3.2)	-20.8%
% of Sales	-0.2%	-0.2%	0.1p.p.		-0.3%	-0.2%	-0.1p.p.
Certain Other Net Financial Result	6.1	1.3	-78.5%		0.9	(3.5)	-509.3%
% of Sales	1.5%	0.3%	1.2p.p.		0.1%	-0.3%	0.3p.p.

EBITDA	(2.3)	(20.7)	-793.4%		(50.7)	(26.5)	47.8%

% of Sales	-0.6%	-4.6%	-4.1p.p.		-4.4%	-2.0%	2.3p.p.
Amortization and Depreciation	(8.2)	(7.3)	-11.1%		(23.3)	(23.0)	-1.2%
% of Sales	-2.0%	-1.6%	-0.3p.p.		-2.0%	-1.8%	-0.2p.p.
Net Adjusted Financial Result ³	(19.8)	(19.8)	0.1%		(51.6)	(71.2)	38.0%
% of Sales	-4.8%	-4.5%	-0.3p.p.		-4.4%	-5.5%	1.0p.p.

Income/(Loss) Before Income Tax	(30.3)	(47.8)	-57.6%		(125.6)	(120.6)	3.9%

% of Sales	-7.3%	-10.7%	-3.4p.p.		-10.8%	-9.3%	1.5p.p.
Current Income Tax	—	—	—		—	(0.0)	—

Net Income/(Loss)	(30.3)	(47.8)	-57.6%		(125.6)	(120.6)	3.9%

% of Sales	-7.3%	-10.7%	-3.4p.p.		-10.8%	-9.3%	1.5p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.
(2)	For a reconciliation of Marketing and Selling expenses to Adjusted Marketing and Selling Expenses and General and Administrative Expenses to Adjusted General and Administrative Expenses, see page 12 below.
(3)	For a reconciliation of financial income (expense) to Net Adjusted Financial Result, see page 11 below.

Net Working Capital Cycle

In Days	3Q-2016	3Q-2017
Trade Accounts Receivable	26	13
Inventories	144	141
Trade Accounts Payable	107	110

Cash Conversion Cycle	63	44

In 3Q-2017, the Company’s net working capital cycle was reduced by 19 days to 44 days, compared to 63 days in 3Q-2016.

The inventory cycle was reduced by 3 days when compared to 3Q-2016 but was negatively impacted by the B2B business as the Company accepted product returns from B2B vendors to rebalance inventory in the sales channel. Excluding the B2B business, the inventory cycle would have been 117 days, 24 days lower when compared to 141 days in 3Q-2016 (ex-B2B), well on the way to reaching the target of 90 to 100 days in 2018.

Trade accounts receivable cycle was reduced by 13 days to 13 days in 3Q-2017 due to the factoring of credit card receivables and the increase in the minimum amount for installments, partially offset by the extended payment terms of the B2B business.

The trade accounts payable cycle increased 3 days to 110 days.

As already mentioned, there remains significant opportunity to further streamline the working capital cycle to achieve a negative cash conversion cycle. The Company has increased the minimum threshold for credit card installment payments from R$25.0 to R$40.0 and reduced the maximum number of installments from 12 to 10, which is already benefiting the trade accounts receivable cycle. Management is also committed to further reduce the inventory cycle through adjustments in the B2B business, increase the Marketplace share over total GMV and by gradually adjusting procurement curves with investments in technology. Furthermore, trade accounts payable tends to increase as Zattini grows its share of net sales and the Company continues to expand its scale.

Indebtedness

Debt (In R$ Millions)	3Q-2016	4Q-2016	2Q-2017	3Q-2017
Working Capital	258.3	263.7	260.9	191.5
Short-term	7.7	36.4	76.0	67.3
Long-term	250.6	227.2	185.0	124.2
Debenture	131.6	122.3	103.2	93.7
Short-term	38.7	38.6	38.1	38.0
Long-term	92.9	83.6	65.1	55.8
Other	2.6	1.4	1.0	1.5
Short-term	1.8	0.9	0.9	1.5
Long-term	0.8	0.5	0.1	(0.0)

TOTAL DEBT (R$)	392.5	387.4	365.1	286.7

Short-term (%)	12%	20%	31%	37%
Long-term (%)	88%	80%	69%	63%
(-) Total Cash	(119.5)	(154.5)	(459.4)	(342.7)
Cash and Cash Equivalents	(72.3)	(111.3)	(419.9)	(313.9)
Restricted Cash	(47.2)	(43.2)	(39.5)	(28.8)

NET DEBT (R$)	273.0	232.9	(94.3)	(56.0)

Total debt in 3Q-2017 amounted to R$286.7 million (of which 37% was short-term debt), comprised of R$191.5 million of working capital credit lines, R$93.7 million of debentures and R$1.5 million of other credit lines. During the quarter, the Company pre-paid R$65.1 million on one of its existing working capital credit lines to reduce financial expenses and gain efficiency in future results.

In 3Q-2017, total cash position amounted to R$342.7 million and total net cash position was R$56.0 million, compared to net debt of R$273.0 million in 3Q-2016.

Cash Flow

Consolidated Cash Flow Statement (In R$ Millions)	3Q-2016	3Q-2017	9M-2016	9M-2017
Net loss	(30.3)	(47.8)	(125.6)	(120.6)
Depreciation and amortization	8.0	7.3	22.3	23.0
Interest expense, net	27.9	23.6	70.3	85.5
Share-based payment	(1.8)	(0.1)	1.7	(13.6)
Others	6.7	17.2	8.7	28.9
Adjusted Net Loss	10.5	0.2	(22.6)	3.1
Trade accounts receivable	(14.8)	27.6	138.1	112.5
Inventories	(34.8)	(55.0)	(120.5)	(95.8)
Trade accounts payable / Reverse Factoring	24.0	33.4	26.1	(17.8)
Changes in Working Capital	(25.5)	6.0	43.7	(1.1)
Restricted Cash	(5.9)	3.9	2.0	7.0
Recoverable taxes	(15.5)	(14.4)	(46.6)	(49.1)
Judicial deposits	(9.7)	(7.1)	(27.9)	(30.7)
Accrued expenses	1.2	1.8	(23.4)	(29.6)
Taxes and contributions payable	(0.9)	(1.0)	(0.9)	(0.8)
Others	(17.6)	18.4	(22.9)	2.2
Total Changes in Assets and Liabilities	(48.3)	1.6	(119.6)	(101.0)

Net Cash Provided by (Used In) Operating Activities	(63.4)	7.8	(98.5)	(98.9)

Capex	(24.7)	(16.0)	(59.8)	(43.2)
Interest received on installment sales	0.9	0.9	1.5	1.1
Restricted cash	3.4	6.7	(5.0)	7.4

Net Cash Provided by (Used in) Investing Activities	(20.4)	(8.4)	(63.2)	(34.8)

Proceeds / Payment of debt	126.1	(79.9)	70.9	(9.0)
Payments of interest	(34.0)	(22.4)	(82.8)	(83.4)
Proceeds from issuance of common stock	—	(1.1)	—	423.4

Net Cash Provided by (Used in) Financing Activities	92.0	(103.5)	(11.9)	331.0

Effect of exchange rate changes on cash and cash equivalents	2.4	(2.0)	(3.1)	5.3

Change in Cash and Cash Equivalents	10.7	(106.0)	(176.8)	202.6

Cash and cash equivalents, beginning of period	61.6	419.9	249.1	111.3
Cash and cash equivalents, end of period	72.3	313.9	72.3	313.9

During 3Q-2017, the Company generated positive cash flows from operating activities of R$7.8 million of cash, which were primarily attributable to R$6.0 million of cash provided by changes in working capital (a R$71.2 million improvement when compared to R$63.4 million of cash used in 3Q-2016). Factored credit card receivables amounted to R$268.2 million in 3Q-2017, an increase of R$13.1 million over 2Q-2017, and R$176.4 million in 3Q-2016, a drecrease of R$1.9 million over 2Q-2016.

In the 9M-2017, the Company used R$98.9 million in its operating activities compared to R$98.5 million used in 9M-2016. During the current year, R$55.7 million were added to the operation through factoring of credit card receivables, compared to R$106.4 million added during the 9M-2016, reflecting a R$50.3 million improvement in the year-to-date operating cash flow YoY.

Capital expenditures for the 3Q-2017 amounted to R$16.0 million (3.6% of net sales), partially offset by the R$6.7 million release of restricted cash as a result of the reduction in collateral from debt.

In 3Q-2017, the Company used R$103.5 million to pay principal and interest on debt, from which R$65.1 million were used to prepay part of Company’s debt to reduce financial expenses. In 3Q-2016, R$92.0 million were provided by the emission of new debt, net of interest payments.

As a result, the change in cash and cash equivalents was negative R$106.0 million in 3Q-2017, compared to positive R$10.7 million in 3Q-2016.

Contributing to further improvements in future operating cash flow, recent changes in Brazilian judicial deposits should bring additional cash release in the upcoming months. The deposits that have been made on a monthly basis related to the PIS/COFINS (VAT) sales tax claim against the Brazilian tax authority ceased in August/17 supported by an injunction obtained by the Company (as the Brazilian Federal Supreme Court has already ruled in favor of the Companies in March-2017), contributing approximately to a R$30-40 million yearly cash release in the future.

3Q-2017 Conference Call Information

A conference call with live webcast will be held tomorrow, November 14, 2017 at 8:30 am (Eastern Time).

Investors and other interested participants can access the call by dialing 1-877-883-0383 in the U.S. and 1-412-902-6506 internationally. The passcode for the conference line is 1018177. An archived webcast will be available on our IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, Netshoes is the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, with operations in Brazil, Argentina, and Mexico. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites the Company manages, it offers customers a wide selection of products and services for sports, fashion and beauty.

Core to the Company’s success has been a relentless focus on delivering a superior customer experience. As one of the first companies in Latin America to provide online retail offerings, Netshoes benefits from its early mover advantage, which has allowed the Company to capture significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact

Otavio Lyra, Investor Relations Officer

São Paulo, Brazil

Phone: +55 11 3028-3528

Email: ir@netshoes.com

http://investor.netshoes.com

Forward-Looking Statements

This press release, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of eCommerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This press release may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

The Company presents non-IFRS measures when it believes that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This press release includes unaudited non-IFRS financial measures, including GMV, Adjusted Selling and Marketing Expenses, Adjusted General and Administrative Expenses, Net Adjusted Financial Result, Certain Other Net Financial Result, Adjusted Operating Expenses, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Adjusted Selling and Marketing Expenses” is defined as selling and marketing expenses less amortization and depreciation expenses;

(3) “Adjusted General and Administrative Expenses” is defined as general and administrative expenses less amortization and depreciation expenses;

(4) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result”;

(5) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(6) “Adjusted Operating Expenses” is defined as operating expenses (selling and marketing, general and administrative and other operating expenses) less amortization and depreciation expenses, plus “Certain Other Net Financial Result”;

(7) “EBITDA” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(8) “EBITDA Brazil” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(9) “EBITDA International” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(10) “EBITDA Margin” is defined as EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV—Reconciliation (In R$ Millions)	3Q-2016	3Q-2017	9M-2016	9M-2017
Net sales	414.2	444.6	1,163.8	1,302.2
Add (subtract):
Sales taxes, net	67.4	77.8	199.8	231.9
Returns	38.9	45.8	94.8	141.6
Marketplace commission fees	(2.6)	(11.1)	(3.5)	(24.7)
NCard activation commission fees	(0.1)	(0.6)	(0.2)	(1.3)

Sub-Total:	517.8	556.5	1,454.8	1,649.7

GMV from marketplace	10.2	53.0	13.6	121.7

GMV	528.0	609.5	1,468.4	1,771.4

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Adjusted Financial Result Reconciliation (In R$ Millions)	3Q-2016	3Q-2017	9M-2016	9M-2017
Financial Income	8.6	9.4	21.1	24.6
Financial Expenses	(22.3)	(27.9)	(71.9)	(99.2)

Net Financial Result	(13.7)	(18.5)	(50.7)	(74.7)

Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	(2.9)	(0.9)	(2.9)	(1.6)
Derivative financial instruments gain	0.0	0.0	0.0	(0.8)
Other Financial Income	(0.2)	(0.5)	(0.7)	(0.5)
Certain Other Financial Expenses:
Foreign exchange loss	(0.5)	(1.0)	(0.0)	0.8
Derivative financial instruments loss	0.0	0.0	0.0	0.0
Bank charges	(1.8)	0.8	1.9	4.8
Other Financial Expenses	(0.6)	0.3	0.9	0.8

Net Adjusted Financial Result	(19.8)	(19.8)	(51.6)	(71.2)

1) Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International as described above:

Consolidated EBITDA Reconciliation (In R$ Millions)	3Q-2016	3Q-2017	9M-2016	9M-2017
Net loss	(30.3)	(47.8)	(125.6)	(120.6)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	19.8	19.8	51.6	71.2
Amortization and Depreciation	8.2	7.3	23.3	23.0

EBITDA	(2.3)	(20.7)	(50.7)	(26.5)

Net Sales	414.2	444.6	1,163.8	1,302.2

EBITDA Margin %	-0.6%	-4.6%	-4.4%	-2.0%

EBITDA Brazil Reconciliation (In R$ Millions)	3Q-2016	3Q-2017	9M-2016	9M-2017
Net loss	(15.9)	(32.3)	(78.6)	(71.8)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	15.5	17.6	42.6	62.5
Amortization and Depreciation	7.4	6.3	20.7	19.9

EBITDA	7.0	(8.4)	(15.3)	10.6

Net Sales	370.3	397.0	1,028.2	1,160.0

EBITDA Margin %	1.9%	-2.1%	-1.5%	0.9%

EBITDA International Reconciliation (In R$ Millions)	3Q-2016	3Q-2017	9M-2016	9M-2017
Net loss	(10.7)	(11.0)	(38.0)	(36.6)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	2.9	2.2	7.9	6.7
Amortization and Depreciation	0.3	0.2	1.0	0.7

EBITDA	(7.5)	(8.6)	(29.1)	(29.2)

Net Sales	43.9	47.7	135.6	142.2

EBITDA Margin %	-17.1%	-18.1%	-21.5%	-20.5%

The following table shows the reconciliation for Adjusted Operating Expenses, as described above:

Adjusted Operating Expenses Reconciliation (In R$ Millions)	3Q-2016	3Q-2017	9M-2016	9M-2017
Selling and Marketing Expenses	(108.9)	(132.2)	(318.7)	(354.7)
Add (subtract):
Amortization and Depreciation	2.1	1.1	5.7	3.1
Adjusted Selling and Marketing Expenses	(106.8)	(131.1)	(313.0)	(351.6)
General and Administrative Expenses	(44.5)	(39.2)	(136.7)	(113.8)
Add (subtract):
Amortization and Depreciation	6.1	6.2	17.5	19.9
Adjusted General and Administrative Expenses	(38.4)	(33.0)	(119.1)	(94.0)
Other Operating Expenses	(0.6)	(1.1)	(4.0)	(3.2)
Certain Other Net Financial Result	6.1	1.3	0.9	(3.5)

Adjusted Operating Expenses	(139.8)	(163.9)	(435.3)	(452.29)

Certain Definitions:

Registered members

Is the sum of all people that have completed the registration form in all the Company’s websites.

Active customers

Are customers who made purchases online with the Company during the preceding twelve months as of the relevant dates.

Repeat customers

Are the sum of orders placed by customers who have previously purchased from the Company during the preceding twelve months as of the relevant dates.

Invoiced orders

Are the total number of orders invoiced to active customers during the relevant period (online and offline sales).

Orders placed from mobile devices

The sum of total orders placed by active customers through the Company’s mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

Is the sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

Is the sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

Is the sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

All partner-branded online stores that the Company manages.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, in order to demonstrate what the results would have been had exchange rates in Mexico and Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2016 and September 30, 2017

(Reais and Dollars in thousands)

	December 31,		September 30,
	2016		2017		2017
	BRL		BRL		USD
Assets
Current assets:
Cash and cash equivalents	R$	111,304	R$	313,928	U$	99,093
Restricted cash		21,946		14,951		4,719
Trade accounts receivables, net		213,994		79,128		24,977
Inventories, net		352,011		445,819		140,726
Recoverable taxes		66,329		79,476		25,087
Other current assets		59,127		46,753		14,758

Total current assets		824,710		980,055		309,360

Non-current assets:
Restricted cash		21,254		13,861		4,375
Judicial deposits		71,817		102,523		32,362
Recoverable taxes		33,178		68,349		21,575
Other assets		950		1,950		616
Due from related parties		17		12		4
Property and equipment, net		74,202		73,411		23,173
Intangible assets, net		87,593		107,931		34,069

Total non-current assets		289,011		368,037		116,174

Total assets		1,113,722		1,348,092		425,534

	December 31,		September 30,
	2016		2017		2016
	BRL		BRL		USD
Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	R$	335,430	R$	302,224	U$	95,399
Reverse factoring		27,867		45,498		14,362
Current portion of long-term debt		75,956		106,781		33,706
Derivative financial liabilities		186		0
Taxes and contributions payable		15,249		14,080		4,444
Deferred revenue		6,628		6,628		2,092
Accrued expenses		122,048		87,211		27,529
Other current liabilities		33,331		38,640		12,198

Total current liabilities		616,695		601,062		189,730

Non-current liabilities:
Long-term debt, net of current portion		311,426		179,961		56,806
Provision for labor, civil and tax risks		5,177		10,236		3,231
Share-based payment		30,139		0		0
Deferred revenue		26,247		23,754		7,498
Other non-current liabilities		13		21		7

Total non-current liabilities		373,002		213,972		67,542

Total liabilities		989,697		815,034		257,272

Shareholders’ equity:
Share capital		141		244		77
Additional-paid in capital		821,988		1,347,266		425,273
Treasury shares		(1,533)		(1,533)		(484)
Accumulated other comprehensive loss		(19,577)		(15,386)		(4,857)
Accumulated losses		(677,379)		(797,518)		(251,742)

Equity attributable to owners of the parent		123,640		533,073		168,267

Equity attributable to non-controlling interests		385		(15)		(5)

Total shareholders’ equity		124,025		533,058		168,262

Total liabilities and shareholders’ equity		1,113,722		1,348,092		425,534

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the three and nine-month periods ended September 30, 2016 and 2017

(Reais and Dollars in thousands, except loss per share)

	Nine months ended September 30,						Three months ended September 30,
	2016		2017		2017		2016		2017		2017
	BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	1,163,752	R$	1,302,196	U$	411,047	R$	414,245	R$	444,636	U$	140,352
Cost of sales		(779,140)		(876,378)		(276,634)		(276,753)		(301,423)		(95,146)

Gross Profit		384,612		425,818		134,413		137,492		143,213		45,206

Operating expenses:
Selling and marketing expenses		(318,749)		(354,744)		(111,977)		(108,923)		(132,218)		(41,735)
General and administrative expenses		(136,667)		(113,832)		(35,932)		(44,516)		(39,186)		(12,369)
Other operating expenses, net		(4,031)		(3,192)		(1,008)		(644)		(1,076)		(340)

Total operating expenses		(459,447)		(471,768)		(148,917)		(154,083)		(172,480)		(54,444)

Operating loss		(74,835)		(45,950)		(14,504)		(16,591)		(29,267)		(9,238)

Financial income		21,115		24,575		7,757		8,624		9,380		2,961
Financial expenses		(71,855)		(99,250)		(31,329)		(22,335)		(27,866)		(8,796)

Loss before income tax		(125,575)		(120,625)		(38,076)		(30,302)		(47,753)		(15,073)

Income tax expense		0		(2)		(1)		0		0		0

Net Loss		(125,575)		(120,627)		(38,077)		(30,302)		(47,753)		(15,073)

Net loss attributable to:
Owners of the Parent		(125,059)		(120,139)		(37,923)		(30,374)		(47,640)		(15,038)
Non-controlling interests		(516)		(488)		(154)		72		(113)		(36)
Loss per share attributable to owners of the Parent
Basic and diluted	R$	(5.98)	R$	(4.63)	U$	(1.46)	R$	(1.45)	R$	(1.83)	U$	(0.58)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine-months ended September 30, 2016 and 2017

(Reais and Dollars in thousands)

	Nine months ended September 30,
		2016		2017		2017
		BRL		BRL		USD
Cash flows from operating activities:
Net loss	R$	(125,575)	R$	(120,627)	U$	(38,077)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts		4,096		21,636		6,830
Depreciation and amortization		22,255		22,971		7,251
Loss on disposal of property and equipment, and intangible assets		395		187		59
Share-based payment		1,740		(13,552)		(4,278)
Deferred taxes				2
Provision for contingent liabilities		1,443		6,971		2,200
Interest expense, net		70,316		85,451		26,973
Provision for inventory losses		2,720		(87)		(28)
Other		0		179		57
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		2,037		6,994		2,208
Derivative financial instruments		148		0
Trade accounts receivable		138,061		112,494		35,510
Inventories		(120,482)		(95,799)		(30,240)
Recoverable taxes		(46,593)		(49,054)		(15,484)
Judicial deposits		(27,874)		(30,706)		(9,693)
Other assets		(21,711)		5,998		1,893
Increase (decrease) in:
Derivative financial instruments		(177)		(186)		(59)
Trade accounts payable		21,602		(29,294)		(9,247)
Reverse factoring		4,525		11,489		3,627
Taxes and contributions payable		(912)		(783)		(247)
Deferred revenue		(1,310)		(2,493)		(787)
Accrued expenses		(23,367)		(29,598)		(9,342)
Share-based payment		(7,426)		(2,058)		(650)
Other liabilities		7,548		922		291

Net cash provided by (used in) operating activities		(98,541)		(98,943)		(31,233)

Cash flows from investing activities:
Purchase of property and equipment		(21,441)		(5,931)		(1,872)
Purchase of intangible assets		(38,379)		(37,311)		(11,777)
Interest received on installment sales		1,540		1,075		339
Restricted cash		(4,950)		7,375		2,328

Net cash provided by (used in) investing activities		(63,231)		(34,792)		(10,982)

Cash flows from financing activities:
Proceeds from debt		146,023		131,070		41,373
Payments of debt		(75,085)		(140,033)		(44,202)
Payments of interest		(82,825)		(83,389)		(26,322)
Proceeds from issuance of common shares		0		423,388		133,645

Net cash provided by (used in) financing activities		(11,888)		331,036		104,494

Effect of exchange rate changes on cash and cash equivalents		(3,098)		5,322		1,680

Change in cash and cash equivalents		(176,757)		202,623		63,959

Cash and cash equivalents, beginning of period		249,064		111,304		35,134
Cash and cash equivalents, end of period		72,307		313,927		99,093

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Leonardo Tavares Dib
Name:	Leonardo Tavares Dib
Title:	Chief Financial Officer

Date: November 13, 2017